Exhibit 99.1

             [Stirling Cooke Brown Holdings Limited Letterhead]

FOR IMMEDIATE RELEASE                     Contact:      Mark Cooke
                                                        George Jones
                                                        Tel:441-295-7556
                                                        Fax:441-295-9659
                                                        Address above

               STIRLING COOKE BROWN HOLDINGS LIMITED REPORTS

                                1997 RESULTS

Hamilton, Bermuda (March 16, 1998) - Stirling Cooke Brown Holdings Limited (Nasdaq: "SCBHF") today reported results for both the fourth quarter of 1997 and the full year.

                                   Quarter Ended                Year Ended
                                    December 31,               December 31,
                                 ------------------         ------------------

                                 1996          1997         1996         1997
                                ------        ------       ------       -------
                                 (Dollars in thousands, except per share data)

NET INCOME                     $1,796        $ 3,411       $9,918      $12,993
BASIC EPS

Net income per ordinary
share                           $0.22          $0.38        $1.22        $1.55
Avg no. of ordinary shares      8,086          9,031        8,104        8,383
  outstanding-Basic (000's)

DILUTED EPS
Net income per ordinary
share                           $0.22          $0.38        $1.19        $1.53
Avg no. of ordinary shares      8,323          9,038        8,317        8,515
  outstanding-Diluted (000's)



     Mark Cooke, Chairman, President and Chief Executive Officer, said

"The operating results for both the fourth quarter and the full year were most satisfactory, completing the most eventful and successful year in the Company's history. Net income for the fourth quarter grew to $3.4 million, or $.038 per ordinary share, compared to $1.8 million in 1996. For the full year, 1997 net income increased by 31% to $13.0 million, compared to $9.9 million in 1996."

Diluted earnings per share increased by 29% to $1.53, in 1997 from $1.19 in 1996. Net income for the fourth quarter of 1997 benefited from a $0.5 million profit arising from the disposal of one of the Company's London-based non core brokering operations. Following completion of the Initial Public Offering, shareholders equity at December 31, 1997 amounted to $83.1 million compared to $29.0 million at December 31, 1996. The Initial Public Offering resulted in Shareholder's equity increasing by $26.8 million, being the net proceeds from the offering, and $14.5 million, from a reclassification of ordinary shares to Shareholder's equity following the cancellation of redemption rights.

Risk management fee income increased $3.0 million, or 33%, to $12.0 million for the quarter and $11.6 million, or 34%, to $45.7 million for the year compared to $9.0 million and $34.1 million, respectively, for the quarter and year in 1996. Net investment income increased $0.4 million, or 30%, to $1.5 million for the quarter and $2.4 million, or 70%, to $5.8 million for the year compared to $1.1 million and $3.4 million, respectively, for the quarter and year in 1996. Overall total revenues increased $4.1 million, or 31%, to $17.3 million for the quarter and $18.2 million, or 39%, to $65.3 million for the year compared to $13.2 million and $47.1 million, respectively, for the quarter and year in 1996. The growth in revenues reflects the increased volume of business generated by the Company's programs.

Total expenses increased $1.8 million, or 16%, to $13.0 million for the quarter and $14.5 million, or 42%, to $49.4 million for the year compared to $11.2 million and $34.9 million, respectively, for the quarter and year in 1996. Total expenses excluding insurance costs increased $2.0 million, or 24%, to $10.2 million for the quarter and $10.8 million, or 41%, to $37.1 million for the year compared to $8.2 million and $26.3 million, respectively, for the quarter and year in 1996 reflecting the general expansion of the Company as reflected in the Company's growth in revenues.

Gross premiums written and assumed for the year increased to $35.9 million in 1997 from $16.5 million in 1996. Net premiums earned for the year increased to $11.8 million in 1997 from $8.8 million in 1996. The increase in premium reflects the growth in business written by Realm National Insurance Company Limited during the year.

The Company is continuing the process of integrating Realm National's underwriting capabilities and completing and expanding Realm National's business to include workers' compensation and other specialty casualty insurance lines. Realm National has now completed licensing for Property Casualty lines in all of the Company's primary states of operation in the Southeastern United States. During the year, Realm National successfully extended its writings of workers' compensation business into fifteen states. The Company has now completed the licensing process in Florida and Texas, which are important states to the Company, being the base of four of the Company's Managing General Agency operations.

The Company declared a first quarter dividend of 3 cents per ordinary share on March 13, 1998. The Dividend will be payable March 30, 1998 to shareholders of record on March 23, 1998.

Stirling Cooke Brown Holdings Limited is a Bermuda holding company which, through its subsidiaries, provides risk management services and products predominantly to U.S. based small and mid-sized businesses, including those seeking cost-effective alternatives to traditional commercial insurance for certain of their risk exposures. In addition, the Company arranges reinsurance for its products as well as for those offered by independent insurance carriers and reinsurance companies active in the workers' compensation, occupational accident and health and casualty insurance markets.

Stirling Cooke Brown Holdings Limited Ordinary Shares are traded on the NASDAQ market under the symbol "SCBHF."



                   STIRLING COOKE BROWN HOLDINGS LIMITED

                      FOURTH QUARTER REPORTED EARNINGS

                                      Quarter Ended            Year Ended
                                       December 31,           December 31,
                                    -----------------      -------------------
                                     1996        1997       1996        1997
                                    ------      ------     ------      ------
                                  (Dollars in thousands, except per share data)

INCOME STATEMENT DATA:

Revenues
   Risk management fees........     $ 8,961     $11,950   $ 34,061     $45,664
   Net premiums earned.........       2,955       2,679      8,754      11,790
   Net investment income.......       1,124       1,464      3,405       5,782
   Other income................         118       1,208        841       2,074
                                    -------     -------   --------     -------
      Total revenues...........      13,158      17,301     47,061      65,310
                                    -------     -------   --------     -------

Expenses
   Net losses and loss expenses       2,674       2,523      6,765      10,951
   incurred....................
   Acquisition costs...........         334         337      1,837       1,344
   Salaries and benefits.......       4,236       5,218     13,106      18,503
   General and administration         3,996       4,957     13,154      18,594
   expenses....................     -------     -------   --------     -------
      Total expenses...........      11,240      13,035     34,862      49,392
                                    -------     -------   --------     -------

Income before taxation.........       1,918       4,266     12,199      15,918
   Taxation....................         122         855      2,281       2,925
      Net income...............     -------     -------   --------     -------
                                    $ 1,796     $ 3,411   $  9,918     $12,993
                                    =======     =======   ========     =======

BASIC
Net income per ordinary share.. $ 0.22 $ 0.38 $ 1.22 $ 1.55 Average number of ordinary shares
   outstanding - Basic (000's).       8,086       9,031      8,104       8,383
DILUTED
Net income per ordinary share.. $ 0.22 $ 0.38 $ 1.19 $ 1.53 Average number of ordinary shares
   outstanding - Diluted (000's)      8,323       9,038      8,307       8,516


(a)  Other income includes $478 net gain on the sale of subsidiaries.
(b) All per share amounts have been adjusted to reflect the four for one stock split which was effected on June 30, 1997.

                                                  Year ended December 31,
                                            -----------------------------------
                                                 1996                   1997
                                            --------------        -------------
                                                   (Dollars in thousands)

Total Assets                                 $  235,084          $   406,330

Shareholders' Equity                         $   29,001          $    83,103